CrowdCheck Law LLP

700 12th St NW, Ste 700

Washington, DC 20005-4052

December 9, 2021

Division of Corporation Finance

Office of Real Estate and Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Post Qualification Amendment on Form 1-A

Filed November 29, 2021

File No. 024-11020

Ladies and Gentlemen:

We acknowledge receipt of the comments in your letter dated December 6, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post Qualification Amendment on Form 1-A

General

1.	We reissue prior comment 1. We note the statements on your website at https://raddiversified.com that RAD Diversified made a 36.7% annualized return in 2020 and has cleared 35.48% in the past 12 months. Please reconcile your net asset value calculations on page 57 with the disclosure provided in your amended Form 1-A, including your financial statements for the applicable periods. In addition, we note the reference in the FAQs of the website to a 5% guarantee. Please explain the basis for this statement and reconcile with the Form 1-A, which clearly discloses there are no guarantees of future performance.

The Company has updated the FAQ section of its website and deleted the reference to a 5% guarantee.

Our NAV per share is calculated by a collaboration of our internal accountants and our managers at the end of each fiscal quarter. As noted in our website at www.raddiversified.com, “The NAV will be the sum of the total fair value of each of the properties listed in the quarterly internal fair value assessment report, minus the leverage attached to each of those properties, plus the addition of any other assets, plus all liabilities we hold, divided by the number of our common shares outstanding.” It should also be noted that the “total fair value of each of the properties listed” is defined as the current fair market value of each property. Any difference between the sum of the original purchase price, acquisition fees and capital expenditures and the current fair market value is referred to as “Unrealized Gains/(Losses)” or “Unrealized Capital Gains/(Losses).” Unrealized Gains/(Losses) are included in our NAV Calculations. Unrealized Gains are not included in our balance sheet included in our financial statements prepared in accordance with GAAP.

The Company has attached as Exhibit 1 a comparison of our balance sheets included in its GAAP financial statements for the relevant periods side-by-side with the balance sheets it uses for calculating NAV, which includes unrealized capital gains. The Company has also included its calculations of NAV in each instance, which is Total Equity divided by the number of shares outstanding at the balance sheet date. The Company calculated Total Equity in each instance by deducting total liabilities from total assets, including unrealized capital gains.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg
Counsel

cc:

Brandon Dutch Mendenhall
President and Chief Executive Officer

RAD Diversified REIT, Inc.
211 N. Lois Avenue

Tampa, FL 33609

EXHIBIT 1 – BALANCE SHEETS FOR PERIODS ENDING DECEMBER 31, 2020, JUNE 30, 2021

AND SEPTEMBER 31, 2021

RAD Diversified REIT, INC.

RECONCILED BALANCE SHEETS

AS OF DECEMBER 31, 2020

	AUDITED BALANCE SHEET AS OF 12/31/2020 INCLUDED IN THE FINANCIAL STATEMENTS	UNAUDITED BALANCE SHEET AS OF 12/31/2020 USED FOR NAV CALCULATION
ASSETS:
Current Assets
Cash and cash equivalents	$16,182	$16,182
Accounts Receivable	$85,255	$85,255
Deposits with vendors	$701,008	$701,008
Other current assets	$-	$-
Impound accounts	$463	$463
Notes Receivable	$2,302,734	$2,302,734
JV Receivables	$444,777	$444,777
Loans to Shareholder	$-	$-
Reveivable from Affiliates	$643,824	$643,824
Prepaid Expenses	$1,788	$1,788
Total Current Assets	$4,196,031	$4,196,031

Fixed Assets
Fixed Assets (Net of $51,378 Accumulated Depreciation)	$3,212,606	$3,212,606
UNREALIZED CAPITAL GAINS		$2,503,525
TOTAL FIXED ASSETS	$3,212,606	$5,716,131

Other Assets	$24,813	$24,813
TOTAL ASSETS	$7,433,448	$9,936,975

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	$1,020,577	$1,020,577
Credit Cards	$32	$32
Other Current Liabilites	$1,073,991	$1,073,991
Total Current Liabilities	$2,094,600	$2,094,600
Long Term Liabilities	$4,100	$4,100
Total Liabilities	$2,098,700	$2,098,700

COMMON STOCK, $.001 PAR VALUE; 544,844 SHARES OUTSTANDING AS OF 12/31/2020	$550	$550
ADDITIONAL PAID IN CAPITAL	$6,021,911	$6,021,911

ACCUMULATED DEFICIT	$(687,712)	$(687,712)
UNREALIZED CAPITAL GAINS INCOME		$2,503,526
FINAL NET INCOME	$(687,712)	$1,815,814

TOTAL EQUITY	$5,334,748	$7,838,275
TOTAL LIABILITIES AND EQUITY	$7,433,448	$9,936,975

NET ASSET VALUE PER SHARE CALCULATIONS
TOTAL EQUITY (AKA "NET ASSET VALUE")	$7,838,275
(DIVIDED BY) TOTAL NUMBER OF SHARES OUTSTANDING AS OF 12/31/2020	550,659
NAV PER SHARE	$14.23

RAD Diversified REIT, INC.

RECONCILED BALANCE SHEETS

AS OF JUNE 30, 2021

	UNAUDITED BALANCE SHEET AS OF 6/30/2021 - EXCLUDES UNREALIZED GAINS/(LOSSES)	UNAUDITED BALANCE SHEET AS OF 6/30/2021 - INCLUDES UNREALIZED GAINS/(LOSSES) FOR NAV CALCULATION
ASSETS:
Current Assets
Cash and cash equivalents	$299,169	$299,169
Accounts Receivable	$691,066	$691,066
Deposits with vendors	$3,310,558	$3,310,558
Other current assets	$33,200	$33,200
Impound accounts	$463	$463
Notes Receivable	$2,080,378	$2,080,378
JV Receivables	$426,923	$426,923
Loans to Shareholder	$4,000	$4,000
Reveivable from Affiliates	$2,468,677	$2,468,677
Prepaid Expenses	$1,788	$1,788
Total Current Assets	$9,316,222	$9,316,222

Fixed Assets
Fixed Assets (Net of $51,378 Accumulated Depreciation)	$2,980,022	$2,980,022
UNREALIZED CAPITAL GAINS		$5,591,700
TOTAL FIXED ASSETS	$2,980,022	$8,571,722

Other Assets	$409,813	$409,813
TOTAL ASSETS	$12,706,057	$18,297,757

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	$1,709,137	$1,709,137
Credit Cards	$-	$-
Other Current Liabilites	$618,748	$618,748
Total Current Liabilities	$2,327,874	$2,327,874
Long Term Liabilities	$822,222	$822,222
Total Liabilities	$3,150,097	$3,150,097

COMMON STOCK, $.001 PAR VALUE; 924,483 AND 544,844 SHARES OUTSTANDING AS OF 6/30/2021 AND 12/31/2020 RESPECTIVELY	$924	$924
ADDITIONAL PAID IN CAPITAL	$11,385,379	$11,385,379

ACCUMULATED DEFICIT	$(1,831,344)	$(1,831,344)
UNREALIZED CAPITAL GAINS INCOME		$5,591,700
FINAL NET INCOME	$(1,831,344)	$3,760,356

TOTAL EQUITY	$9,555,960	$15,147,660
TOTAL LIABILITIES AND EQUITY	$12,706,057	$18,297,757

NET ASSET VALUE PER SHARE CALCULATIONS
TOTAL EQUITY (AKA "NET ASSET VALUE")	$15,147,660
(DIVIDED BY) TOTAL NUMBER OF SHARES OUTSTANDING AS OF 12/31/2020	924,483
NAV PER SHARE	$16.39

RAD Diversified REIT, INC.

RECONCILED BALANCE SHEETS

AS OF SEPTEMBER 30, 2021

	UNAUDITED BALANCE SHEET AS OF 9/30/2021 - EXCLUDES UNREALIZED GAINS/(LOSSES)	UNAUDITED BALANCE SHEET AS OF 9/30/2021 - INCLUDES UNREALIZED GAINS/(LOSSES) FOR NAV CALCULATION
ASSETS:
Current Assets
Cash and cash equivalents	$1,633,223	$1,633,223
Accounts Receivable	$1,391,229	$1,391,229
Deposits with vendors	$2,371,605	$2,371,605
Other current assets	$33,200	$33,200
Impound accounts	$463	$463
Notes Receivable	$978,899	$978,899
JV Receivables	$316,923	$316,923
Loans to Shareholder	$4,000	$4,000
Reveivable from Affiliates	$2,639,095	$2,639,095
Prepaid Expenses	$1,788	$1,788
Total Current Assets	$9,370,425	$9,370,425

Fixed Assets
Fixed Assets (Net of $51,378 Accumulated Depreciation)	$14,686,912	$14,686,912
UNREALIZED CAPITAL GAINS		$8,729,429
TOTAL FIXED ASSETS	$14,686,912	$23,416,341

Other Assets	$409,813	$409,813
TOTAL ASSETS	$24,467,150	$33,196,579

LIABILITIES AND EQUITY
Liabilities
Current Liabilities
Accounts Payable	$2,589,723	$2,589,723
Credit Cards	$32	$32
Other Current Liabilites	$629,487	$629,487
Total Current Liabilities	$3,219,242	$3,219,242
Long Term Liabilities	$2,702,222	$2,702,222
Total Liabilities	$5,921,464	$5,921,464

COMMON STOCK, $.001 PAR VALUE; 924,483 AND 544,844 SHARES OUTSTANDING AS OF 6/30/2021 AND 12/31/2020 RESPECTIVELY	$1,473	$1,473
ADDITIONAL PAID IN CAPITAL	$20,097,798	$20,097,798

ACCUMULATED DEFICIT	$(1,553,585)	$(1,553,585)
UNREALIZED CAPITAL GAINS INCOME		$8,729,429
FINAL NET INCOME	$(1,553,585)	$7,175,844

TOTAL EQUITY	$18,545,686	$27,275,115
TOTAL LIABILITIES AND EQUITY	$24,467,150	$33,196,579

NET ASSET VALUE PER SHARE CALCULATIONS
TOTAL EQUITY (AKA "NET ASSET VALUE")	$27,275,115
(DIVIDED BY) TOTAL NUMBER OF SHARES OUTSTANDING AS OF 12/31/2020	1,472,817
NAV PER SHARE	$18.52